Clarkeson Research, Inc.

19 Townsend Square • Oyster Bay, New York 11771 • 800-344-5150 • 516-624-8825 • 516-624-8823 Fax

Member FINRA/SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Clarkeson Research Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2015.

Clarkson Research Inc.

By:



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(Brian Bornstein, Managing Director)

1/22/16
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(Date)